SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

     TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers ID (CNPJ/MF) 02.558.154/0001-29
Company Registry (NIRE) 3130002551-9
(Publicly-held Company)

CALL NOTICE FOR THE EXTRAORDINARY
GENERAL SHAREHOLDERS’ MEETING

Pursuant to Tele Norte Celular Participações S.A. (“Company”) Bylaws, the Shareholders of the Company are hereby summoned to the Extraordinary General Shareholders’ Meeting to be held on April 01, 2008 at 3:00 pm at Company’s headquarters, located at Rua Levindo Lopes n° 258, Funcionários, Belo Horizonte, State of Minas Gerais, to deliberate on the following agenda:

Acknowledge the renouncement presented by members of the Board of Directors and elect their substitutes in supplement of the office term.

General Information:

(i)	The documents relevant to the matter on the agenda are available to shareholders at Company’s headquarters;

(ii)
Shareholders who will be represented by proxies must deliver the power-of- attorney instruments at Company's headquarters at least 48 (forty-eight) hours before the date and time on which the Extraordinary General Shareholders’ meeting will be held; and

(iii)
Shareholders with registered shares held by a custody agent wishing to participate in the Extraordinary General Shareholders' meeting must present, at least 2 (two) working days prior to the date on which said meeting is held, a statement from the custody agent that shows their positions in the Company’s shares.

Belo Horizonte, March 17, 2008.

     Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.